August 7, 2009
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

Re:	The Stanley Works Form 10-K for the fiscal year ended January 3, 2009 File No. 1-5224
Dear Mr. Decker:
The following is in response to your letter dated July 28, 2009 and comments pertaining to the above referenced 2008 Form 10-K filing. We will further clarify our disclosures in future filings in response to your comments as discussed below, updated as appropriate for changes in facts and circumstances. The disclosure revisions compared to our originally filed 2008 Form 10K are underlined.
FORM 10-K FOR THE YEAR ENDED JANUARY 3, 2009
Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15
Critical Accounting Estimates, page 30
Goodwill and Intangible Assets, page 31
1.	We have reviewed your response to prior comment 2 from our letter dated June 24, 2009 and appreciate your efforts to find ways to enhance the discussion of goodwill impairment testing and the disclosure specific to your convergent security solutions and fastening systems reporting units. We believe additional clarifying information is necessary for a reader’s full understanding of your accounting for goodwill and the potential for future impairments. Specifically, please address the following in future filings:
•	Disclose the amount of goodwill attributed to the fastening systems reporting unit. Currently, you only discuss the amount of goodwill attributed to the convergent security solutions reporting unit;
•	Disclose the specific near-term revenue growth rates and perpetual growth rates, as well as any other key assumptions used, for the convergent security solutions and fastening systems reporting units;
•	Please also provide a sensitivity analysis of near-term revenue growth rates based upon reasonably likely changes. In addition, clarify whether it is reasonably likely that the discount rates and/or perpetual growth rates will change by the amount stated in your sensitivity analysis; and
•	We note your disclosure that the fair values of the convergent security solutions and fastening systems solutions reporting units were estimated to be at least 25% higher than their carrying values. Please disclose why it is not reasonably likely that this cushion will not deteriorate within the next twelve months and result in an impairment loss.

Response:
As requested by the Staff, we have clarified that the discount rate, perpetual and near-term growth rate assumption changes used in our sensitivity analysis are those management considers reasonably likely to occur, as opposed to the prior proposed disclosure indicating the magnitude of change above which an impairment might be triggered. Additionally, the specific assumptions utilized for the fastening systems and convergent security solutions reporting units are disclosed, along with the goodwill balance for each of these businesses. Finally, we have added disclosure to articulate why management believes it is not reasonably likely there will be an impairment in either the fastening systems or convergent security solutions reporting units within the next year.
Proposed Revised Disclosure:
GOODWILL AND INTANGIBLE ASSETS: The Company acquires businesses in purchase transactions that result in the recognition of goodwill and other intangible assets. The determination of the value of intangible assets requires management to make estimates and assumptions. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) acquired goodwill and indefinite-lived intangible assets are not amortized but are subject to impairment testing at least annually and when an event occurs or circumstances change that indicate it is more likely than not an impairment exists. Other intangible assets are amortized and are tested for impairment when appropriate. The Company completed acquisitions in 2008 and 2007 valued at $572 million and $646 million respectively. The assets and liabilities of acquired businesses are recorded at fair value at the date of acquisition. Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. The Company reported $1.747 billion of goodwill and $300 million of indefinite-lived trade names at January 3, 2009.
In accordance with SFAS 142, management tests goodwill for impairment at the reporting unit level. A reporting unit is a reportable operating segment as defined in SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information” or one level below a reportable operating segment (component level) as determined by the availability of discrete financial information that is regularly reviewed by operating segment management or an aggregate of component levels of a reportable operating segment having similar economic characteristics. The

Company has six reporting units, each of which is one level below the reported operating segment level. If the carrying value of a reporting unit (including the value of goodwill) is greater than its fair value an impairment may exist. An impairment charge would be recorded to the extent that the recorded value of goodwill exceeded the implied fair value.
The Company assesses the fair value of its reporting units based on a discounted cash flow valuation model. The key assumptions used are discount rates and perpetual growth rates applied to cash flow projections. Also inherent in the discounted cash flow valuation are near-term revenue growth rates over the next five years. These assumptions contemplate business, market and overall economic conditions. The fair value of indefinite-lived trade names is also assessed using a discounted cash flow valuation model. The key assumptions used include discount rates, royalty rates, and perpetual growth rates applied to the projected sales.
While the Company has not recorded goodwill or other intangible asset impairment losses in many years, it is possible impairments may occur in the future in the event expected profitability, cash flows or trade name usage change significantly from current estimates. This is particularly the case with respect to the convergent security solutions reporting unit which encompasses many recent acquisitions, and the fastening systems reporting unit which continues to rationalize its cost structure. While management believes it is unlikely impairment losses will occur, deteriorating global economic conditions increase the risk that such losses may occur in the future.
As required by the Company’s policy, goodwill and indefinite-lived trade names were tested for impairment in the beginning of the third quarter of 2008. Based on this testing, the Company determined that the fair value of its reporting units and indefinite-lived trade names exceeded their carrying values and there were no impairment charges recorded. The discount rate used was 9.5% for all reporting units. The near-term revenue growth rates and the perpetual growth rates, which varied for each reporting unit, ranged between -1% to 6%, and 2% to 5%, respectively. The near-term revenue growth rates for the fastening systems and convergent security solutions reporting units were -1% and 5%, respectively. The perpetual growth rates for the fastening systems and convergent security solutions reporting units were 2% and 5%, respectively. Management performed sensitivity analyses on the fair values resulting from the discounted cash flows valuation utilizing more conservative assumptions that reflect reasonably likely future changes in the discount rate, perpetual and near-term revenue growth rates in all reporting units. The discount rate was increased by 150 basis points with no impairment indicated. The perpetual growth rates were decreased by 100 basis points with no impairment indicated. The near-term revenue growth rates were reduced by 100 basis points with no impairment indicated. Based upon this consideration of reasonably likely adverse changes in assumptions, management believes it is not reasonably likely an impairment will occur over the next twelve months.
In the event that our operating results in the future do not meet our current expectations, management, based upon conditions at the time, would consider taking other actions as necessary to maximize profitability. Accordingly, the above sensitivity analysis, while a useful tool, should not be used as a sole predictor of impairment. A thorough analysis of all the facts and circumstances existing at that time would need to be performed to determine if recording an impairment loss was appropriate.
In 2008 as compared with 2007, in consideration of market conditions, the discount rate assumption increased 30 basis points, and perpetual growth rates decreased 100 basis points in some reporting units, which had the effect of reducing the estimated fair values. The methodology applied in testing goodwill for impairment was consistent with prior periods.
During the fourth quarter of 2008, as a result of deteriorating global economic conditions and an associated decline in the expected profitability of the Company as compared with earlier projections and historical operating results, management reviewed goodwill to determine if an impairment had more likely than not occurred. Additional consideration was given to the convergent security solutions reporting unit (part of the Security segment) as well as the fastening systems reporting unit (part of the CDIY segment) which had carrying values at year end 2008 of $1.3 billion and $170 million, respectively. The convergent security business was reviewed due to its $840 million goodwill balance at year end 2008 as a result of recent acquisitions and fastening systems, which has an $84 million goodwill balance, because of its sales decline and the fact that profit margins were below the Company’s expectations. The fair values of convergent security solutions and fastening systems at year end 2008 were estimated to be at least 25% and 50% higher than their carrying values, respectively. Therefore management concluded it was not “more likely than not” that an impairment had occurred. Moreover, management, based upon its best estimates and analysis, does not believe it is reasonably likely that an impairment will occur in either reporting unit within the next year. Our estimates for the performance of the fastening systems reporting unit reflect restructuring and other actions that were initiated to improve the profitability and cash flows of the business including approximately $11 million in cost reductions and efficiencies from two plant closures that will occur in 2009. Our assessment that convergent security solutions is not reasonably likely to have an impairment in the next year contemplates the continuing high level of recurring monthly revenue from multi-year contracts, synergies from the integration of the 2008 Sonitrol acquisition into the pre-existing operations within the reporting unit, strong long-term growth prospects of the overall industry, and opportunities for market share gains.
***********************************

We acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions pertaining to the foregoing, please feel free to contact me or Jocelyn Belisle, Chief Accounting Officer, at (860) 827-3858 or (860) 827-3969, respectively.

Sincerely,
/s/ Donald Allan Jr.
Donald Allan Jr.
Vice President and Chief Financial Officer